UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Name of Issuer)
American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares Series B Shares, without par value
(Title of Class of Securities)
40051E202
(CUSIP Number)
Fernando Chico Pardo
c/o Promecap, S.A. de C.V.
Bosque de Alisos No. 47A-3, Bosques de las Lomas
CP 05120, Mexico, D.F., Mexico
+52 55 1105 0800

With a copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735
Attention: Roland Hlawaty
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 7, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS Fernando Chico Pardo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75,492,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		75,492,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75,492,587

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS Agrupación Aeroportuaria Internacional III, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,124,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		54,124,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,124,587

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS Servicios de Estrategia Patrimonial, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO and BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Mexican States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,368,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		21,368,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,368,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Amendment No. 12 to Schedule 13D
The Reporting Persons (as defined below) hereby amend and supplement the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2007, as amended by Amendment No. 1 thereto filed on May 14, 2007, Amendment No. 2 thereto filed on June 4, 2007, Amendment No. 3 thereto filed on June 5, 2007, Amendment No. 4 thereto filed on June 20, 2007, as amended and restated by Amendment No. 5 thereto filed on June 20, 2007, as amended by Amendment No. 6 thereto filed on August 22, 2007, as amended by Amendment No. 7 thereto filed on May 23, 2008, as amended by Amendment No. 8 thereto filed on June 2, 2008, as amended by Amendment No. 9 thereto filed on July 3, 2008, as amended by Amendment No. 10 thereto filed on June 23, 2010, and as amended by Amendment No. 11 thereto filed on October 14, 2010 with respect to, among other things, the Reporting Persons’ beneficial ownership of series B shares (“Series B Shares”) (including Series B Shares underlying the American Depositary Receipts (“ADSs”)) of Grupo Aeroportuario del Sureste, S.A.B. de C.V., a limited liability publicly traded corporation with variable capital stock (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States (“Mexico”). According to its public filings with the Commission, the Company, through its subsidiaries, operates airports in the southeastern region of Mexico. Defined terms used but not defined herein shall have the respective meanings given to such terms in Amendment No. 5 or Amendment No. 6.
Item 4. Purpose of Transaction
Item 4 is hereby amended by adding at the end of the Item the following paragraphs:
Through a series of intercompany transactions, Agrupación Aeroportuaria Internacional III, S.A. de C.V. (“AAI III”) has become the successor in interest to Agrupación Aeroportuaria Internacional II, S.A. de C.V.
On November 7, 2011, Mr. Chico, through his wholly owned subsidiary, AAI III, entered into a stock purchase agreement (the “SPA”) with Grupo ADO, S.A. de C.V. (“ADO”) pursuant to which AAI III has agreed to sell 37,746,290 Series B Shares for an aggregate purchase price of $196,645,542.03. The closing of the transactions under the SPA is subject to customary closing conditions, including regulatory approvals. The foregoing is qualified in its entirety by reference to the SPA filed as Exhibit E to this amended Schedule 13D, which is incorporated by reference.
In connection with the SPA, on November 7, 2011, Mr. Chico entered into a stock purchase agreement (the “ITA SPA”) with ADO pursuant to which Mr. Chico has agreed to sell 2,639,510,000 shares, representing 100% of the total capital stock of Corporativo Galajafe, S.A. de C.V. (“Corporativo”), an entity owned and controlled entirely by Mr. Chico that owns 4,760,125 Series D shares of ITA, representing 49% of the total outstanding shares of ITA. The ITA SPA also provides ADO with an option to acquire an additional 1% interest in the outstanding shares of ITA, which option is exercisable from January 1, 2013 until March 31, 2013. Also in connection with the closing of the ITA SPA, Mr. Chico, Corporativo and ITA agreed to enter into a side letter (the “Side Letter”) pursuant to which, among other things, the unanimous consent of the directors of ITA or the affirmative vote of 100% of the shares of capital stock of ITA will be required in order for ITA to take the following actions with respect to the shares of ASUR: (i) exercise the veto right of ITA in the general shareholders meetings of ASUR pursuant to the by-laws of ASUR; (ii) sell or alienate the shares of ASUR owned by ITA; (iii) resolve the way in which the voting rights of the shares of ASUR owned by ITA will be exercised in connection with the approval of the development master program, the business plan and the investments plan for ASUR and any amendments thereto, in the event such points are mentioned in the general shareholders meeting of ASUR; and (iv) resolve the way in which the shares of ASUR owned by ITA will be voted. The foregoing is qualified in its entirety by reference to the Side Letter filed as Exhibit F to this amended Schedule 13D, which is incorporated by reference. The closing of the transactions under the ITA SPA is subject to customary closing conditions, including regulatory approvals.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended by adding at the end of the Item the following:
Exhibit E: Stock Purchase Agreement between Agrupación Aeroportuaria Internacional III, S.A. de C.V. and Grupo ADO, S.A. de C.V., dated November 7, 2011.
Exhibit F: Form of Side Letter between Fernando Gerardo Chico Pardo, Corporativo Galajafe, S.A. de C.V. and Inversiones y Técnicas Aeroportuarias, S.A. de C.V.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: November 8, 2011

FERNANDO CHICO PARDO
/s/ Fernando Chico Pardo

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL III, S.A. DE C.V
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact

SERVICIOS DE ESTRATEGIA PATRIMONIAL, S.A. DE C.V.
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact